DISTRIBUTION AND SERVICING PLAN PURSUANT TO RULE 12B-1

OF

ALGER NEXT GEN GROWTH FUND

CLASS A SHARES

WHEREAS, Alger Next Gen Growth Fund (the “Fund”) is a closed-end management investment company registered under the Investment Company Act of 1940, as amended (“1940 Act”);

WHEREAS, the Fund may rely on an exemptive order from the Securities and Exchange Commission (the “SEC”) that permits the Fund to offer multiple classes of shares (the “Order”);

WHEREAS, pursuant to the Order, the Fund must comply with the provisions of Rule 12b-1 under the 1940 Act as if it were an open-end management investment company;

WHEREAS, the shares of beneficial interests of the Fund (“Shares”) may be divided into several classes, one of which is designated Class A;

WHEREAS, the Fund desires to adopt a distribution and servicing plan pursuant to Rule 12b-1 under the 1940 Act for Class A Shares, and the Board of Trustees of the Fund (the “Board”) has determined that there is a reasonable likelihood that adoption of said plan will benefit Class A and its shareholders; and

WHEREAS, the Fund has employed Fred Alger & Company, LLC (“Alger LLC”) as principal underwriter of the Shares of each class of the Fund;

NOW, THEREFORE, the Fund, with respect to Class A Shares, hereby adopts this Distribution and Servicing Plan Pursuant to Rule 12b-1 (“Plan”) in accordance with Rule 12b-1 under the 1940 Act on the following terms and conditions:

1.    Shareholder Services and Distribution Expenses. Under the Plan, Alger LLC will be paid by the Fund a distribution and/or service (12b-1) fee computed at an annual rate of up to 0.25% of the average daily net assets allocable to the Class A Shares of the Fund, and such fee will be charged only to the Class A shareholders. Subject to the limitations described below, the distribution and/or service (12b-1) fee will be used by Alger LLC for expenses incurred in the promotion and distribution of the Class A Shares, as well as to provide compensation for ongoing servicing and/or maintenance of shareholder accounts. Compensation for expenses incurred in the promotion and distribution of the Class A Shares may be used to finance any activity which is primarily intended to result in the sale of Class A Shares including, but not limited to, expenses of organizing and conducting sales seminars, advertising programs, printing prospectuses, statements of additional information (and supplements thereto) and reports for other than existing shareholders, preparation and distribution of advertising material and sales literature, overhead, supplemental payments to dealers and other institutions as asset-based sales charges or as payments of commissions or service fees by Alger LLC, and the costs of administering the Plan. Compensation for expenses incurred in providing ongoing servicing and/or maintenance of shareholder accounts may be used to cover an allocable portion of overhead and other Alger LLC and selected dealer office expenses related to the servicing and/or maintenance of shareholder accounts, and payments by Alger LLC to persons, including Alger LLC employees, who respond to inquiries of shareholders of the Fund regarding their ownership of shares or their accounts with the Fund or who provide other similar services not otherwise required to be provided by the Fund’s investment manager, transfer agent, administrator or other agent of the Fund. To the extent that amounts paid hereunder to and retained by Alger LLC are not used specifically to reimburse Alger LLC for any such expense, such amounts may be treated as compensation for Alger LLC’s shareholder services and distribution-related services. All amounts expended pursuant to the Plan shall be paid to Alger LLC and are the legal obligation of the Fund and not Alger LLC.

2.    Periodic Reporting. Alger LLC shall prepare reports for the Board on a quarterly basis showing amounts paid pursuant to this Plan and any other related agreement, the purpose for such expenditure, and such other information as from time to time shall be reasonably requested by the Board.

3.    Continuance. This Plan and any related agreement shall take effect upon the date listed below, and continue in effect for successive periods of one year from its execution for so long as such continuance is specifically approved at least annually by a vote of a majority of the Board, and separately by a majority of the members of the Board who are not “interested persons” of the Fund, as such term is defined in the 1940 Act, and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan (the “Rule 12b-1 Independent Trustees”), cast in person or as otherwise permitted by the SEC at a meeting called for such purpose; and only if the Trustees who approve the implementation or continuation of the Plan have reached the conclusion required by Rule 12b-1(e) under the 1940 Act.

4.    Termination. This Plan may be terminated at any time without penalty by vote of a majority of the Rule 12b-1 Independent Trustees or by vote of the majority of the outstanding Class A Shares of the Fund.

5.    Amendment. This Plan may not be amended to materially increase the amount payable for distribution to Alger LLC by the Fund without the vote of a majority of the outstanding Class A Shares of the Fund. All material amendments to this Plan must in any event be approved by a vote of a majority of the Board, and separately by a majority of the Rule 12b-1 Independent Trustees, cast in person or as otherwise permitted by the SEC at a meeting called for such purpose.

6.    Related Agreements. Any agreement related to this Plan shall be in writing and shall provide:

a.    That such agreement may be terminated with respect to the Fund at any time, without payment of any penalty, by vote of a majority of the Rule 12b-1 Independent Trustees or by vote of a majority of the outstanding Class A Shares of the Fund, on not more than sixty (60) days’ written notice to any other party to the agreement; and

b.    that such agreement shall terminate automatically in the event of its assignment.

7.    Governance Standards. So long as this Plan is in effect, the Fund will comply with the provisions of Rule 12b-1(c).

8.    Recordkeeping. The Fund will preserve copies of this Plan, all related agreements, and all reports made pursuant to Paragraph 2 above for a period of not less than six (6) years from the date of this Plan or any such agreement or report, as the case may be, the first two (2) years in an easily accessible place.

9.    Limitation of Liability. Any obligation of the Fund hereunder shall be binding only upon the assets of the Fund and shall not be binding on any trustee, officer, employee, agent, or shareholder of the Fund. Neither the authorization of any action by the trustees or shareholders of the Fund nor the adoption of the Plan on behalf of the Fund shall impose any liability upon any trustees or upon any shareholder.

10.    Definitions. The terms “interested person,” “vote of a majority of the outstanding voting securities” and “assignment” shall have the meanings set forth in the 1940 Act and the rules and regulations thereunder.

IN WITNESS WHEREOF, the Fund has executed this Plan as of the day and year set forth below.

Date: December 16, 2025

ALGER NEXT GEN GROWTH FUND

By:	/s/ Tina Payne
Name:	Tina Payne
Title:	Secretary